UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

19 NOVEMBER 2002

United Utilities PLC
(Names of Registrants)

Dawson House
Great Sankey, Warrington,
Cheshire, England, WA5 3LW
(Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F .......x...... Form 40-F ................

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .................. No .........x........

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

......................N/A.......................

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UNITED UTILITIES PLC - DIRECTORS’ SHARE INTERESTS

United Utilities PLC ("the Company") announces that it has received notification dated 18 November 2002 that the Trustee, Hill Samuel ESOP Trustees Limited, purchased ordinary shares of GBP1 each on behalf of the following directors on 18 November 2002, to be held in accordance with the rules of the Company's Inland Revenue approved share incentive plan. The shares were purchased at a price of 606.5p per share.

Director	No. of Shares purchased
JOHN ROBERTS	21
SIMON BATEY	21
LESLIE DAWSON	21
GORDON WATERS	21

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Further information can be obtained from Tim Rayner, Company Secretary + 44 1 925 237071.

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United Utilities’ ordinary shares trade on the London Stock Exchange and its ADRs, each equal to two ordinary shares, trade on the New York Stock Exchange under the Trading Symbol "UU".

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

United Utilities PLC

Date: 19 November, 2002

By Paul Davies

Paul Davies

Assistant Group Secretary
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